



Carter Henry's LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $300,000

Offering End Date: January 4, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Carter Henry's LLC

Founded: November 3, 2020

Address: 101 North Water Street
Silverton, OR 97381

Industry: Full-Service Restaurants

Employees: 21

Website: https://carterhenrys.com/

Use of Funds Allocation:

If the maximum raise is met:

$282,000 (94.00%) – of the proceeds will go towards new location buildout
$18,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,051 Followers





Business Metrics:

	FY21	FY22	YTD 7/31/2023
Total Assets	$262,379	$224,995	$245,924
Cash & Cash Equivalents	$15,275	$13,492	$56,028
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$263,275	$243,375	$240,365
Revenue	$166,593	$907,566	$568,990
Cost of Goods Sold	$23,070	$313,941	$177,302
Taxes	$0	$0	$0
Net Income	-$434	-$864	$51,756

Recognition:

Carter Henry's LLC (DBA The Noble Fox) was incorporated in 2020, however it began operating in late 2021. It has received awards such as Best Silverton Restaurant (Gold) and Best New Restaurant (Gold). Jeramie Mykisen was previously the beverage director for McMenamins and the author of the recipe book, *Quintessential Cocktails*. They are returning for a second raise after a successful raise six months ago.

About:

Carter Henry's LLC (DBA The Noble Fox) is a restaurant & bar located in historic downtown Silverton, Oregon. The Noble Fox is a vintage inspired, upscale pub featuring handcrafted classic cocktails, an impressive whiskey selection and a carefully procured wine list.

For more information, contact our Customer Support Team at support@thesmbx.com

